SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. 15) (1)

                               ELXSI Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


      Common Stock, par value $.001 per share (and associated Common Stock
                                Purchase Rights)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   268613-205
--------------------------------------------------------------------------------
                                 (CUSIP Number)


  Alexander M. Milley, 3600 Rio Vista Avenue, Suite A, Orlando, Florida 32805
                                 (407) 849-1090
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 26, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 16 Pages

--------------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP No.           268613-205                                Page 2 of 16 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Alexander M. Milley
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(E)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                               2,299,014**
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                     2,299,014**
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                            -0-
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,299,014**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         52.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ** Includes: (i) shares held by other persons joining in this filing; (ii) shares that Mr. Milley and other persons joining in this filing have the right to acquire; and/or (iii) shares as to which Mr. Milley has only the right to vote.

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP No.           268613-205                                Page 3 of 16 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Milley Management Incorporated
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(E)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                      -0-
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                           246,505**
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                            -0-
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                       246,505**
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         246,505**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ** Consists entirely of shares beneficially owned or held by Cadmus Corporation and Azimuth Corporation.

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP No.           268613-205                                Page 4 of 16 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ELX Limited Partnership
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(E)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                 590,200
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                       590,200
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                            -0-
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         590,200
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP No.           268613-205                                Page 5 of 16 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Cadmus Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(E)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Massachusetts
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                 246,505
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                       246,505
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER

                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         246,505**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP No.           268613-205                                Page 6 of 16 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Eliot Kirkland L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(E)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                 231,109**
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                       231,109**
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                            -0-
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         231,109**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


     **  Includes shares that Eliot Kirkland L.L.C. has the right to acquire.

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP No.           268613-205                                Page 7 of 16 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Azimuth Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(E)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                 228,200
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                       228,200
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                            -0-
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         228,200
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Alexander M. Milley ("AMilley"), Milley Management Incorporated, a Delaware corporation ("MMI"), ELX Limited Partnership, a Delaware limited partnership ("ELX"), Cadmus Corporation, a Massachusetts corporation ("Cadmus"), Eliot Kirkland L.L.C., a Delaware limited liability company ("Kirkland"), and Azimuth Corporation, a Delaware corporation ("Azimuth"), hereby amend their statement on
Schedule 13D dated September 8, 1989 (the "Original Statement"), as amended by the Amendment No. 1 to the Original Statement dated October 2, 1989 ("Amendment No. 1"), the Amendment No. 2 to the Original Statement dated January 29, 1990 ("Amendment No. 2"), the Amendment No. 3 to the Original Statement dated November 6, 1992 ("Amendment No. 3"), the Amendment No. 4 to the Original Statement dated June 4, 1993 ("Amendment No. 4"), the Amendment No. 5 to the Original Statement dated October 8, 1993 ("Amendment No. 5"), the Amendment No. 6 to the Original Statement dated November 30, 1993 ("Amendment No. 6"), the Amendment No. 7 to the Original Statement dated December 20, 1994 ("Amendment No. 7"), the Amendment No. 8 to the Original Statement dated January 31, 1995 ("Amendment No. 8"), the Amendment No. 9 to the Original Statement dated September 20, 1995 ("Amendment No. 9"), the Amendment No. 10 to the Original Statement dated January 7, 1996 (intended to be January 7, 1997) ("Amendment No. 10"), the Amendment No. 11 to the Original Statement dated October 22, 1997 ("Amendment No. 11"), the Amendment No. 12 to the Original Statement dated April 30, 1998 ("Amendment No. 12"), the Amendment No. 13 to the Original Statement dated October 21, 1998 ("Amendment No. 13") and the Amendment No. 14 to the Original Statement March 22, 1998 (intended to be March 22, 1999) ("Amendment No. 14"; and the Original Statement as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13 and Amendment No. 14, the "Amended Statement"), filed with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of ELXSI Corporation, a Delaware corporation (the "Issuer").

     The Original Statement as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 (the "Earlier Filings") was executed and filed by AMilley, MMI, ELX and Cadmus jointly with other persons and entities, in accordance with Rule 13d-1(k)(1) (then, Rule 13d-1(f)(1)) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"). Each of Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 (the "Later Filings") was executed and filed by AMilley, MMI, ELX, Cadmus, Winchester National, Inc., a Delaware corporation, and/or Winter Pond Partners, L.P., a Delaware limited partnership (liquidated and dissolved in May 1994). Each of Amendment No. 9, Amendment No. 10 and Amendment No. 11 was executed and filed by AMilley, MMI, Cadmus, ELX and Kirkland, and each of Amendment No. 12, Amendment No. 13 and Amendment No. 14 was executed and filed by AMilley, MMI, Cadmus, ELX, Kirkland and Azimuth (collectively, the "Amended Statement Filers"), jointly with each other in accordance with such Rule, but not with any of the other persons or entities who joined in the Earlier Filings and/or Later Filings. The information reported in Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13 and Amendment No. 14 relates solely to the Amended Statement Filers and the other entities who joined in the execution and filing thereof, and this Amendment No. 15 relates solely to the Amended Statement Filers; such Amendments do not relate to any of such other persons or entities who joined in the Earlier Filings and/or Later Filings. Accordingly, each Amended Statement Filer hereby disclaims any responsibility for (i) the filing of any reports or information required under Section 13(d) of the Act and Regulation 13D-G promulgated thereunder relating to any of such other persons or entities, (ii) the timeliness of any such filing, and (iii) the completeness and accuracy of any such report or information.

     The Issuer is party to a Rights Agreement, dated as of June 4, 1997 (the "Original Rights Agreement"), with Continental Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"), as amended under that certain Rights

Agreement Amendment, dated as of March 16, 1999 (the "Rights Agreement Amendment"; and the Original Rights Agreement as amended by the Rights Agreement Amendment, the "Rights Agreement", between the Issuer and the Rights Agent. Pursuant to the Rights Agreement, the Board of Directors of the Issuer declared a dividend of one Common Stock Purchase Right (each, a "Right") for each share of Common Stock outstanding at the opening of business on June 16, 1997. All shares of Common Stock issued on or after such date also have or will have one attached Right. Therefore, each outstanding share of Common Stock carries an associated Right and, unless otherwise expressly indicated herein or in the Amended Statement, all references to Common Stock shall include the associated Rights.

     This Amendment No. 15 is being filed in order to report that:

1. On November 7, 1997 Cadmus purchased 5,000 shares of Common Stock in the open market at a price of $10.25 per share; and on April 3, 1998 Cadmus purchased 1,000 shares of Common Stock in the open market at a price of $13.875 per share. These open-market purchases (the "Subject Cadmus Open Market Purchases") and shares were inadvertently not reported previously in the Amended Statement.

2. Pursuant to the "Cadmus Odd Lot Offers" first reported (and defined) in Amendment No. 11, between June 1 and December 31, 1998 Cadmus purchased an aggregate of 217 shares of Common Stock. These purchases (the "Subject Cadmus Odd Lot Purchases") and shares were inadvertently not reported previously in the Amended Statement.

3. In December 1999 AMilley transferred (the "AMilley-to-Cadmus Shares Transfer") to Cadmus 25,000 shares (the "AMilley-to-Cadmus Shares") in consideration of the reduction of previously-incurred debt of AMilley owed to Cadmus, at $12.25 per share (being the approximate market value thereof at such date). This AMilley-to-Cadmus Shares Transfer was inadvertently not reported previously in the Amended Statement.

4. Effective June 30, 2000, the Issuer granted to AMilley nonqualified stock options to purchase an aggregate of 2,500 shares of Common Stock (the "2000 Plan Nonqualified Options") pursuant to the Issuer's 2000 Incentive Stock Option Plan (the "2000 Plan"), which 2000 Plan Nonqualified Options were 100% exercisable on the date of grant.

5. In Amendment No. 13 it was reported that: (i) the 42,500 1997 Plan Nonqualified Options (as defined in Amendment No. 11) granted by the Issuer to AMilley in May 22, 1997 were inadvertently erroneously reported in Amendment No. 11 as becoming 100% exercisable on November 22, 1997; (ii) of the 1997 Plan Nonqualified Options, only 32,500 became exercisable on November 22, 1997; and (iii) of the remaining 10,000 1997 Plan Nonqualified Options (the "Subject 10,000 1997 Plan Nonqualified Options"), 20% (or as to 2,000 shares) became exercisable on May 22, 1998 and an additional 20% (or as to 2,000 shares) would become exercisable on each May 22 from 1999 through 2002. In Amendment No. 14 it was reported that: (a) on May 22, 1999, 2,000 1997 Plan Nonqualified Options (constituting a portion of the Subject 10,000 1997 Plan Nonqualified Options) became exercisable; and, accordingly, (b) 36,500 of the 1997 Plan Nonqualified Options were then exercisable or would become be exercisable within 60 days of the date thereof; and (c) the remaining 6,000 1997 Plan Nonqualified Options (constituting a portion of the Subject 10,000 1997 Plan Nonqualified Options) would become exercisable as to an additional 2,000 shares on each May 22 from 2000 through 2002. These prior disclosures with respect to such Subject 10,000 1997 Plan Nonqualified Options were inadvertently made in error. The Subject 10,000 1997 Plan Nonqualified Options actual became exercisable as to: (I) 25% (or as to 2,500 shares) on May 22, 1998; and
     (II) an additional 25% (or as to 2,500 shares) on each of May 22, 1999,

     2000 and 2001. Accordingly, all 42,500 1997 Plan Nonqualified Options (including all of the Subject 10,000 1997 Plan Nonqualified Options) are now exercisable. This Amendment No. 15 is being filed (in part) in order to report such errors and additional vestings.

6. In Amendment No. 13 and Amendment No. 14, the Amended Statements Filers reported the agreement of the Issuer and Kirkland to: (i) extend the term of the Series A Warrants to purchase 50,000 shares of Common Stock at $3.75 per share ("Series A Warrants") held by Kirkland from September 30, 1998 to September 30, 2000, in consideration of Kirkland's agreement to increase the exercise price thereof to $4.50 per share, and (ii) extend the term of the Series C Warrants to purchase 68,762 shares of Common Stock at $6.278 per share ("Series C Warrants") held by Kirkland from January 31, 1999 to January 31, 2001, in consideration of Kirkland's agreement to increase the exercise price thereof to $6.278 per share (the "1998 Warrants Extension"). This is to report that on September 26, 2000 the Issuer and Kirkland agreed to: (i) further extend the term of the such Series A Warrants to September 30, 2002, in consideration of Kirkland's agreement to further increase the exercise price thereof to $5.40 per share, and (ii) further extend the term of such Series C Warrants to January 31, 2003, in consideration of Kirkland's agreement to increase the exercise price thereof to $7.534 per share (the "2000 Warrants Extension").

7. As reported in Amendment No. 14, on March 16, 1999 AMilley, the Issuer, Peter R. Kellogg and certain related persons and entities identified or referenced therein (and in Item 6 of Amendment No. 14) (collectively with Mr. Kellogg, the "Kellogg Persons") entered into a Standstill Agreement, dated as of March 16, 1999 (the "Kellogg Standstill Agreement"). Under the Kellogg Standstill Agreement, among other things, AMilley was granted an irrevocable proxy to vote the shares of Common Stock held by the Kellogg Persons (as more particularly described and defined in Item 6 of Amendment No. 14, the "Kellogg-to-AMilley Proxy"). Amendment No. 14 reported that the Kellogg Persons then held 673,200 shares of Common Stock. Since the date of the Amendment No. 14, the Kellogg Persons have increased their holdings of Common Stock to 788,000. Under the terms of the Kellogg Standstill Agreement, such additional 114,800 shares are also subject to the Kellogg-to-AMilley Proxy.

Note on Group Status and Filing

     As a result of the Kellogg-to-AMilley Proxy and other agreements set forth in the Kellogg Standstill Agreement, AMilley and/or other Amended Statement Filers, on the one hand, and the Kellogg Persons, on the other hand, may be deemed to be persons who have agreed "to act together for the purpose of acquiring, holding, voting or disposing of" Common Stock within the meaning Rule 13d-5(b)(1) under the Act. Accordingly: (i) under such Rule 13d-5(b)(1) AMilley and/or other Amended Statement Filers and Kellogg Persons may be deemed to have formed a "group" within the meaning of such Rule and Section 13(d)(3) of the Act; and (ii) by operation of such Rule 13d-5(b)(1), such group (if it is deemed to exist) is deemed to be the beneficial owner of all equity securities of the Issuer beneficially owned by any Amended Statement Filer or Kellogg Person. As permitted under Rule 13d-4 promulgated under the Act, each Amended Statement Filer hereby disclaims beneficial ownership of any and all equity securities of the Issuer held by the Kellogg Persons or any "group" that includes Kellogg Persons. The Amended Statement Filers (other than AMilley) have checked the box at 12 on pages 3 through 7 of this Amendment No. 15 in order to express (or further express) the foregoing disclaimer. Furthermore, as permitted under item "(2)" of the "Instructions for Cover Page" of Schedule 13D (Rule 13d-101) promulgated under the Act, each Amended Statement Filer hereby disclaims: (a) membership in any "group" that includes Kellogg Persons, and (b) that the relationship of AMilley and other Amended Statement Filers, on the one hand, and the Kellogg Persons, on the other hand, is one that constitutes or forms a "group" within the meaning of Section 13(d)(3) of the Act or Rule 13d-5(b)(1) promulgated thereunder. The Amended Statement Filers have checked the box at 2(b) on pages 2 through 7 of this Amendment No. 15 in order to express (or further express) the foregoing disclaimers.

     This Amendment No. 15: (i) relates solely to the Amended Statement Filers, who have executed and filed with Amendment No. 12 a Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (then Rule 13d-1(f)) under the Act, and (ii) does not relate to any of the Kellogg Persons or any "group" that includes Kellogg Persons. Each Amended Statement Filer hereby disclaims any responsibility for:
(a) the filing of any statements or other information required under Section 13(d) of the Act and Regulation 13D-G promulgated thereunder relating to any of the Kellogg Persons or any "group" that includes Kellogg Persons, (b) the timeliness of the filing of any such statement or other information, and (c) the completeness and accuracy of any such statement or other information.

     Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement with respect to any of the Amended Statement Filers. Items and sub-items not expressly addressed herein are inapplicable with respect to the Amended Statement Filers, or the responses to them with respect to the Amended Statement Filers either are negative or have not changed from those of the Amended Statement.

Item 3.    Source and Amount of Funds or Other Consideration

     Of the transactions enumerated in the fourth narrative paragraph of this Amendment No. 14, only the Subject Cadmus Open Market Lot Purchases and Subject Cadmus Odd Lot Purchases involved the payment or transfer of funds for the purchase of securities of the Issuer.

     Subject Cadmus Open Market Purchases. The total amount of funds used to complete the Subject Cadmus Open Market Purchases was approximately $65,125, and the source of such funds was Cadmus's own working capital.

     Subject Cadmus Odd Lot Purchase. The respective dates, numbers of shares and purchase prices of the Subject Cadmus Odd Lot Purchases are as follows:

          Date of Purchase          Number of Shares          Price/Share
          ----------------          ----------------          -----------

               6/1/98                      50                   $12.875
                11/98                      43                   $ 9.00
                11/98                     100                   $10.063
                11/98                      14                   $10.125
                12/98                      10                   $14.00
                                          ---
                                          217
                                          ===

     The total amount of funds used to complete the Subject Cadmus Odd Lot Purchases was $2,318.80, and the source of such funds was Cadmus's own working capital.

Item 4.    Purpose of Transaction

     Subject Cadmus Open Market Purchases. The purpose of the Subject Cadmus Open Market Purchases was to increase Cadmus's investment in the Issuer at times when shares of Common Stock were available in the open market at what it considered to be favorable prices.

     Subject Cadmus Odd Lot Purchases. All Cadmus Odd Lot Offers were made pursuant to letters, substantially the same (except as to date and share numbers) as the letter filed as Exhibit B to Amendment No. 11, addressed to each then record holder of 100-or-less shares (after giving effect to the May 1992 reverse split) of Common Stock for whom the Issuer had addresses. The terms of the Cadmus Odd Lot Offers were that Cadmus would purchase shares tendered pursuant thereto at the closing sale price of the Common Stock on the trading day immediately preceding the post-mark or other forwarding date of the tendering holder's return of materials. However, Cadmus reserved the right to terminate the Cadmus Odd Lot Offers at any time, without notice; the Cadmus Odd Lot Offers were terminated more than two years prior to the date hereof.

     The purpose of the Cadmus Odd Lot Offers was to: (i) help to increase Cadmus's investment in the Issuer at what it considered to be favorable prices, in a way that was not coercive and may have been advantageous to odd lot holders (i.e., by allowing them an opportunity to sell their Common Stock on a commission-free basis), and (ii) help the Issuer to reduce the burden and expense of communicating with odd lot holders who (in any event) may have wished to sell their shares.

     AMilley-to-Cadmus Shares Transfer. The purpose of the AMilley-to-Cadmus Shares Transfer was to provide consideration to Cadmus for the reduction of AMilley's previously- incurred indebtedness to Cadmus.

     2000 Plan Nonqualified Options and 1997 Plan Nonqualified Options. The stated purpose of the both the 1997 Plan (as defined in Amendment No. 11) and the 2000 Plan is to establish as close an identity as feasible between the interests of the Issuer and those of selected directors, officers and key employees of the Issuer, and also to attract, retain, motivate and reward persons of superior ability, training and experience.

     2000 Warrants Extension. The purpose of the 2000 Warrants Extension was to accept the request of AMilley, on behalf of Kirkland (and the I Trust (as defined in Amendment No. 7), which holds 150,500 Series A Warrants) that the expiration date of the Series A Warrants and Series C Warrants be extended in return for the agreement of Kirkland (and the I Trust) that the exercise price thereof will be increased over the then-current $3.75 and $5.23 per share of Common Stock (respectively) to a higher price. In approving such request and extending the terms of the Series A Warrants and Series C Warrants (as set forth at no. 6 of the fourth narrative paragraph of this Amendment No. 15), the Board of Directors wished to help to maintain the pre-existing identity of interests between the Issuer and AMilley (the Chairman, President and Chief Executive Officer of the Issuer) and to continue to motivate AMilley in the Issuer's behalf.

     Kellogg Standstill Agreement. Among the amendments to the Original Rights Agreement effected under the Rights Agreement Amendment were certain amendments to the definition of "Acquiring Person" that, in effect, permit "Kellogg Group Members" (as defined in the Rights Agreement Amendment), under certain circumstances and subject to certain limitations, to beneficially own in excess of 15% of the outstanding Common Stock without becoming "Acquiring Persons" under the Rights Agreement (the "Kellogg Rights Agreement Amendments"). The determination by the Issuer and its Board of Directors to implement the Kellogg Rights Agreement Amendments was based upon, in part, the representations, warranties, covenants and agreements of the Kellogg Persons under the Kellogg Standstill Agreement. Consistent therewith, the Rights Agreement Amendment provides that in the event that at any time any Kellogg Person is in breach of or default under the Kellogg Standstill Agreement, the effectiveness of the Kellogg Rights Agreement Amendments may, at the election of the Issuer, be suspended or terminated. Item 6 of Amendment No. 14 sets forth a more complete description of the Kellogg Standstill Agreement, and reference is hereby made to such Item.

     (a) From time to time after the date hereof, any one or more of AMilley, MMI, ELX, Cadmus, Kirkland or Azimuth may purchase or acquire additional shares of Common Stock (or options or warrants to purchase additional shares of Common Stock); however, there are currently no definitive plans or proposals to do so.

           As more fully described in Item 6 in Amendment No. 14: (i) the Kellogg-to-AMilley Proxy covers any and all shares of Common Stock and other voting securities of the Issuer ("Other Voting Securities"), whenever acquired, and (ii) the Kellogg Persons have granted certain rights of first refusal over any shares of Common Stock or Other Voting Securities owned by them to AMilley, subject to certain exceptions. Accordingly, if and to the extent that Kellogg
Persons: (a) acquire additional shares of Common Stock or Other Voting Securities, AMilley will obtain the right to vote the same, or (b) determine to sell shares of Common Stock or Other Voting Securities, AMilley may determine to purchase the same.

Item 5.    Interest in Securities of the Issuer

     (a) AMilley. The aggregate number of shares of Common Stock beneficially owned by AMilley is 2,299,014. Of these shares: (i) 215,000 are purchasable upon exercise of presently exercisable options granted by the Issuer to AMilley; (ii) 112,347 are outstanding shares held by Kirkland; (iii) 50,000 are purchasable upon exercise of presently exercisable Series A Warrants held by Kirkland; (iv) 68,762 are purchasable upon exercise of presently exercisable Series C Warrants held by Kirkland; (v) 590,200 are outstanding shares held by ELX; (vi) 246,505 are outstanding shares held by Cadmus; (vii) 228,200 are outstanding shares held by Azimuth; and (viii) 788,000 are shares of Common Stock held by Kellogg Persons as to which AMilley holds the Kellogg-to-AMilley Proxy and which are otherwise subject to the Kellogg Standstill Agreement. On a percentage basis these shares represent approximately 52.7% of the outstanding shares of the Common Stock (calculated and deter- mined in accordance with Rule 13d-3(d)(1) under the Act). See sub-item 5(b) below for disclosure of the relationship between AMilley and each of MMI, Kirkland, ELX, Cadmus and Azimuth.

           MMI. The aggregate number of shares of Common Stock beneficially owned by MMI is 246,505, all of which are outstanding shares held by Cadmus. On a percentage basis these shares represent approximately 6.1% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act). See sub-item 5(b) below for disclosure of the relationship between MMI and Cadmus.

           ELX. The aggregate number of shares of Common Stock beneficially owned by ELX is 590,200, all of which are outstanding shares held by ELX. On a percentage basis these shares represent approximately 14.7% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act).

           Cadmus. The aggregate number of shares of Common Stock beneficially owned by Cadmus is 246,505, all of which are outstanding shares held by Cadmus. On a percentage basis these shares represent approximately 6.1% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act).

           Kirkland. The aggregate number of shares of Common Stock beneficially owned by Kirkland is 231,109. Of these shares: (i) 112,347 are outstanding shares held by Kirkland; (ii) 50,000 are purchasable upon exercise of presently exercisable Series A Warrants held by Kirkland; and (iii) 68,762 are purchasable upon exercise of presently exercisable Series C Warrants held by Kirkland. On a percentage basis these shares represent approximately 5.6% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act).

           Azimuth. The aggregate number of shares of Common Stock beneficially owned by Azimuth is 228,200, all of which are outstanding shares held by Azimuth. On a percent- age basis these shares represent approximately 5.7% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act).

     (b) Each of AMilley, ELX, Cadmus, Kirkland and Azimuth has the sole power to vote and to direct the vote, and the sole power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held by such Amended Statement Filer, except as otherwise indicated below. MMI does not directly hold any of the shares of Common Stock reported herein but, inasmuch as MMI is a controlling stockholder of Cadmus, MMI may be deemed to share the power to vote and to direct the vote, and to share the power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held by Cadmus, and consequently MMI may be deemed to be the beneficial owner of the shares of Common Stock reported hereinabove as being held by Cadmus. AMilley's beneficial ownership of shares held (or subject to warrants held) by: (i) Kirkland arises solely from his capacity as sole manager, President and a member thereof; (ii) ELX arises solely from his capacity as sole general partner thereof; (iii) MMI and Cadmus arises solely from his capacity as sole director, President and majority stockholder of MMI and his capacity as a director, President and (indirectly, through MMI) a controlling shareholder of Cadmus; and (iv) Azimuth arises solely from his capacity as the Chairman, President and a controlling stockholder of Azimuth. This filing shall not be construed as an admission that any of the Amended Statement Filers is otherwise, for purposes of Section 13 of the Act or other- wise, the beneficial owner of the shares of Common Stock of the Issuer reported herein as being held by any other Amended Statement Filer, and each Amended Statement Filer hereby disclaims beneficial ownership of such shares. The respective relationships between Azimuth, on the one hand, and Cadmus and MMI, on the other, previously reported in the Amended Statement and that resulted in the shares of Common Stock held by Azimuth being reported in the Amended Statement as also beneficially held by MMI and Cadmus, no longer exist.

Item 7.    Material to be Filed as Exhibits

     Exhibit A -- Joint Filing Agreement, dated April 30, 1998, among Alexander
M. Milley, Milley Management Incorporated, ELX Limited Partnership, Cadmus Corporation, Eliot Kirkland L.L.C. and Azimuth Corporation (incorporated by reference to Exhibit A to Amendment No. 12)

     Exhibit B -- Form of Third Allonge and Amendment to Series A Warrants of ELXSI Corporation, with respect to 50,000 Series A Warrants held by Eliot Kirkland L.L.C. (incorporated herein by reference to Exhibit 4.3 to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (File No. 0-11877))

     Exhibit C -- Form of Third Allonge and Amendment to Series C Warrants of ELXSI Corporation, with respect to 68,762 Series C Warrants held by Eliot Kirkland L.L.C. (incorporated herein by reference to Exhibit 4.9 to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (File No. 0-11877))

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 5, 2001


                                       MILLEY MANAGEMENT INCORPORATED



/s/ Alexander M. Milley                By: /s/ Alexander M. Milley
-----------------------------------    -----------------------------------
    Alexander M. Milley,                   Alexander M. Milley
    individually                           President



ELX LIMITED PARTNERSHIP                CADMUS CORPORATION



By: /s/ Alexander M. Milley            By: /s/ Alexander M. Milley
-----------------------------------    -----------------------------------
    Alexander M. Milley                    Alexander M. Milley
    Sole General Partner                   President



ELIOT KIRKLAND L.L.C.                  AZIMUTH CORPORATION



By: /s/ Alexander M. Milley            By: /s/ Alexander M. Milley
-----------------------------------    -----------------------------------
    Alexander M. Milley                    Alexander M. Milley
    President                              President